UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar and EA Solar Phitsanulok Signed Module Supply Contract

We, LDK Solar CO., Ltd., announced on August 27, 2015 that we signed a module supply contract with EA Solar Phitsanulok Co., Ltd., a subsidiary of Energy Absolute Public Company Limited, a leading developer of photovoltaic, or PV, projects in Thailand. Under the terms of the agreement, LDK Solar will provide 67 megawatts of PV modules to the Thai PV project developer, with delivery of all shipments to commence in September 2015 and to complete by the end of 2015.

Attached hereto as Exhibit 99.1 is our press release issued on August 26, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Secretary to Board of Directors

Date: August 27, 2015

Exhibit 99.1

LDK Solar and EA Solar Phitsanulok Signed Module Supply Contract

XINYU, China and CUPERTINO, California — August 26, 2015 — LDK Solar CO., Ltd. (“LDK Solar”, OTC Pink: LDKYQ) today announced that it signed a module supply contract with EA Solar Phitsanulok Co., Ltd., a subsidiary of Energy Absolute Public Company Limited which is a leading developer of photovoltaic (PV) projects in Thailand. Under the terms of the agreement, LDK Solar will provide 67 megawatts (MW) of PV modules to the Thai PV project developer, with delivery of shipments to commence in September 2015 and to complete in the fourth quarter of 2015.

“We are pleased to enter into this new agreement with EA Solar Phitsanulok,” stated Xingxue Tong, President and CEO of LDK Solar. “Our commitments to customers worldwide, with both branding and quality, have again expanded our business coverage globally. With this new order for module shipments to Thailand, we reiterate our commitment to our customers in the China domestic market and in the international markets. Although we experienced slower than expected business in the first half of 2015, we are confident that the sales and marketing outlook in the second half of 2015 will be much improved. We strike our efforts in rebuilding LDK Solar as one of the major players in the solar industry,” concluded Mr. Tong.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including risks and uncertainties disclosed in LDK Solar’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About Energy Absolute Public Company Limited

Energy Absolute is a leading developer of photovoltaic (PV) projects in Thailand. It has a project pipeline of total 426 MW. Energy Absolute Phitsanulok is a subsidiary company of Energy Absolute Public Company Limited. Energy Absolute Public Company Limited engages in the research, development, and production of biodiesel products in Thailand. Its products include methyl esters that provide heat content for car engines; biodiesel with ethanol that is used in diesel cars; and biodiesel mix with diesel oil, which is used as a lubricant for diesel engines. The company is based in Bangkok, Thailand.

About LDK Solar

LDK Solar CO., Ltd. is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar, through its operating subsidiaries, manufactures polysilicon, monocrystalline and multicrystalline ingots, wafers, cells, modules, systems, power projects and PV solutions. LDK Solar’s principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s subsidiary office in the United States is located in Cupertino, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Jack Lai

Executive VP and CFO

LDK Solar CO., Ltd.

IR@ldksolar.com

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